UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PATRICK INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

Indiana	000-03922	35-1057796
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

107 W. Franklin St.
Elkhart,	Indiana	46516
(Address of Principal Executive Offices)		(Zip Code)

Joel D. Duthie (574) 294-7511
(Name and Telephone of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 - Conflict Minerals Disclosure
Item 1.01     Conflict Minerals Disclosure and Report
Patrick Industries, Inc. ("Patrick" or the "Company"), after performing the steps required by Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"), has concluded in good faith that during the year ended December 31, 2025, it manufactured certain products as to which Conflict Minerals (as defined in the Rule) were necessary to the functionality or production of such products. A copy of the Patrick Industries, Inc. Conflict Minerals Report is filed as Exhibit 1.01 hereto. A copy of the report is publicly available at https://ir.patrickind.com/.
Item 1.02    Exhibit
A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://ir.patrickind.com/sec-filings.
Section 2 - Resource Extraction Issuer Disclosure
Item 2.01    Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 - Exhibits
Item 3.01     Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 and 1.02 of the Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PATRICK INDUSTRIES, INC.
(Registrant)

Date: May 29, 2026	By:	/s/ Joel D. Duthie
Joel D. Duthie
Executive Vice President, Chief Legal Officer, and Secretary